

August 20, 2014

Via E-mail
Randy A. Foutch
Chief Executive Officer
Laredo Petroleum, Inc.
15 W. Sixth Street
Suite 900
Tulsa, OK 74119

>   **Re: Laredo Petroleum, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed February 27, 2014**
>   **File No. 001-35380**

Dear Mr. Foutch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Business and Properties Items, page 6

Estimated Proved Reserves, page 15

1.   We note that your proved reserve table presents proved developed and proved undeveloped reserves in equivalent barrels of oil. Please also disclose the quantities according to each product type as specified in Item 1202(a)(4) of Regulation S-K.

Proved Undeveloped Reserves, page 16

2.   The details about changes in PUD reserves in the first paragraph under this heading do
        not reconcile between your beginning and end-of-year PUD reserve estimates, indicating
        137 MMBOE at December 31, 2013 rather than the 132 MMBOE that you report, as
        illustrated in the following tabulation.

PUD Reserves		MMBOE
YE2012		107.1
Convert to Proved Developed		-5.8
Additions		47.6
Revision		-11.9
YE2013		137

        Please explain this difference and revise your disclosures as appropriate.

3.   Please disclose the capital you expended to convert 5.8 MMBOE of PUD reserves to
        developed status during 2013 to comply with Item 1203(c) of Regulation S-K.

4.   We note that PUD reserves converted to developed status were about 6% in 2013 and
        about 33% over the past three years. Please submit an analysis of deviations in drilling
        progress from schedules adopted when first booking these reserves and explain how you
        expect to adhere to a schedule to convert all PUD reserves within five years of initial
        booking, as required by Rule 4-10(a)(31)(ii) of Regulation S-X.

Undeveloped acreage expirations, page 19

5.   We note your disclosure indicating leases for significant undeveloped acreage will expire over the next three years. Tell us the extent to which your proved undeveloped reserves are attributable to acreage whose expiration date precedes the scheduled date for initial PUD reserves development and if these reserves are material, describe the approach you will employ to forestall the expiration of such acreage.

6.   Explain to us the status/disposition of the acreage (and any associated PUD reserves) which you disclosed as expiring in 2013 on page 20 of your 2012 Form 10-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director